UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2015

Commission File 001 — 33175

Sesa Sterlite Limited

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Sesa Sterlite Limited

Other Events

On April 22, 2015, Sesa Sterlite Limited announced that the name of the Company has been changed from its present name, ‘Sesa Sterlite Limited’ to ‘Vedanta Limited’.

A copy of the Press Release is attached as Exhibit 99.1.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2015

SESA STERLITE LIMITED

	By:	/s/ Rajiv Choubey
	Name:	Rajiv Choubey
Title:	Company Secretary